NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES EXTENSION OF OFFER

FOR PROFOUND ENERGY INC.

Calgary, Alberta – (June 1, 2009) (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") announced today that as of 8:00 a.m. (Calgary Time) on June 1, 2009, the minimum tender condition of 66 2/3% of the common shares (the "Common Shares") of Profound Energy Inc. ("Profound") outstanding on a fully-diluted basis (excluding any Common Shares issued upon conversion of special warrants held by PET) had not been satisfied under the previously announced offer (the "Offer") of 1463072 Alberta Ltd. (the "Offeror"), an indirect wholly-owned subsidiary of PET, to acquire all of the Common Shares, including Common Shares which become outstanding upon exercise or conversion of stock options, performance warrants and other securities of Profound convertible into Common Shares.  As at the expiry time, approximately 53% of the outstanding Common Shares, including Common Shares issuable on exercise of outstanding stock options, had been tendered to the Offer.  The deposited Common Shares represent more than 50% of the Common Shares held by Independent Shareholders (as defined in the Profound shareholder protection rights plan).

The Offeror has extended the expiry date of the Offer to 8:00 a.m. (Calgary Time) on June 15, 2009, to allow Profound shareholders an additional opportunity to tender their Common Shares.  A notice of extension will be mailed to Profound shareholders.

Based upon the current trading price of the PET trust units, the Offer represents an even more significant premium to the trading price of the Common Shares prior to the announcement of the Offer than the premium originally reflected upon the announcement of the Offer.  The closing price of the PET trust units on Friday, May 29, 2009 was $4.32.  Assuming that either all Profound shareholders tender to the Cash Alternative ($1.34 in cash per Common Share) or all Profound shareholders tender to the Unit Alternative (0.394 of a PET trust unit per Common Share), and based upon the maximum cash consideration and the maximum unit consideration provided for in the Offer, each holder of a Common Share would receive $0.395 in cash and 0.278 of a PET trust unit for each Common Share tendered, subject to adjustment for fractional PET trust units.  This represents an ascribed value of $1.60 per Common Share, a premium of approximately 146% over the closing price of the Common Shares on the TSX on the last trading day immediately preceding the announcement of the Offer of $0.65 and a premium of approximately 159% over the volume weighted average trading price of the Common Shares on the TSX for the 30 trading days immediately preceding the announcement of the Offer of $0.618.

This news release is neither an offer to purchase securities nor a solicitation of an offer to sell securities.  PET has filed a take-over bid circular and offer with Canadian securities regulatory authorities with respect to the Offer and Profound has filed a directors' circular with respect to the Offer, recommending that shareholders tender their Profound common shares to the Offer.

Shareholders of Profound and other investors are urged to read the take-over bid circular, the related directors' circular and the notice of extension.  These documents, as well as any amendments and supplements to them and any other relevant document filed or to be filed with Canadian securities regulatory authorities contain important information.

PET has retained Kingsdale Shareholder Services Inc. as information agent for the Offer.  Shareholders may obtain a copy of the take-over bid circular, the related letter of transmittal and election form, notice of guaranteed delivery, the directors' circular and certain other offer documents at www.sedar.com.  In addition, any questions or requests for assistance or further information on how to tender common shares to the Offer, may be directed to and copies of the above referenced documents may be obtained by contacting the information agent at 1-888-518-6554 or by email at contactus@kingsdaleshareholder.com.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. Paramount's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

The TSX has neither approved nor disapproved the information contained herein.

NOTICE TO UNITED STATES SHAREHOLDERS

The Offer is made for the securities of a Canadian company and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the take-over bid circular and Offer, if any, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the United States federal or state securities laws, as the Offeror, Paramount Energy Trust and the administrator of Paramount Energy Trust are located in Canada, and all of their officers and directors are residents of Canada.  U.S. shareholders may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

U.S. Shareholders should be aware that the Offeror or its affiliates may bid for or purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases, subject to applicable securities laws.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Kingsdale Shareholder Services Inc.

1-888-518-6554 (Toll Free)

Outside North America, Banks and Brokers Call Collect: 416-867-2272

(416) 867-2271 (FAX)

1-866-545-5580 (FAX – Toll Free)

- or –

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor